February 17, 2006

 Management Assertion

As of and for the year ended December 31, 2005, Cenlar FSB complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, Cenlar FSB had in effect a fidelity bond in the amount of $55,000,000 and errors and omissions policy in the amount of $35,000,000.

/s/Michael W. Young	/s/Gregory S. Tornquist
Michael W. Young	Gregory S. Tornquist
Chief Executive Officer	Chief Financial Officer

/s/Steve Gozdan
Steve Gozdan
Chief Operating Officer